                                                             EXHIBIT 99.5


                           COLUMBIA SPECIAL FUND, INC.

                      RESTATED INVESTMENT ADVISORY CONTRACT


          This Restated Agreement is made the 1st day of May, 1993 between COLUMBIA SPECIAL FUND, INC., an Oregon corporation (the "Fund"), and COLUMBIA FUNDS MANAGEMENT COMPANY, an Oregon corporation having its principal place of business in Portland, Oregon (the "Advisor").

          A. The Fund is registered as an open-end investment company pursuant to the Investment Company Act of 1940 (the "Act"). The Advisor is registered as an investment advisor pursuant to the Investment Advisers Act of 1940:

          B. The Fund and the Advisor have entered into an Investment Advisory Contract dated July 23, 1985 relating to services to be performed by the Advisor with respect to the Company (the "Agreement"); and

          C. The parties desire to restate the Agreement to change the amount of compensation to be paid the Advisor under the Agreement and to make certain typographical corrections, including the change of the name of the Advisor to Columbia Funds Management Company.

          Therefore, the parties agree as follows:

     1. DUTIES OF ADVISOR. The Advisor shall regularly provide the Fund with research, advice and supervision with respect to investment matters and shall furnish continuously an investment program, recommend what securities shall be purchased or sold and what portion of the Fund's assets shall be held invested or uninvested, subject always to the provisions of the Act and the Fund's Articles of Incorporation and Bylaws, and amendments thereto, which amendments shall be furnished to the Advisor by the Fund. The Advisor shall take such steps as are necessary or appropriate to carry out its decisions in regard to the foregoing matters and the general conduct of the business of the Fund. The Advisor may take into consideration receipt of research and statistical information and other services rendered to the Fund in the allocation of commissions from portfolio brokerage business.

     2. ALLOCATION OF CHARGES AND EXPENSES. The Advisor shall pay or reimburse the Fund for payments made by it for all executive salaries and executive expenses, office rent of the Fund and ordinary office expenses (other than the expense of clerical services relating to the administration of the
Fund). The Advisor shall provide investment advisory, statistical and research facilities, and all clerical services relating to research, statistical and investment work.

          The Advisor shall not be rehired to pay any expenses of the Fund other than those enumerated in this Restated Agreement. The Fund will assume all other costs, including the cost of its custodian, legal, auditing and accounting expenses, disinterested directors' fees, taxes and governmental fees, interest, brokers' commissions, transaction expenses, cost of stock certificates and any other expenses (including clerical expenses) of issue, sale, repurchase or redemption of shares, expenses of registering or qualifying shares for sale, transfer taxes and all expenses of preparing the Fund's registration statement and prospectus, and the cost of printing and delivering to shareholders prospectuses and reports.

     3. COMPENSATION OF THE ADVISOR. For the services to be rendered, the facilities to be furnished and the payments to be made by the Advisor, as provided in Sections 1 and 2 hereof, for each calendar month, the Fund shall pay to the Advisor a fee computed at the annual rate of 1 percent of thefirst $500,000,000 of daily net assets and .75 of 1 percent of the daily net assets in excess of $500,000,000. If the asset value is not required to be determined on any particular business day, then for the purposes of this Section 3, the asset value of a share as last determined shall be deemed to be the asset value of a share as of the close of business on that day. If there is no business day in any calendar month, such fee shall be computed on the basis of the asset value of a share as last determined, multiplied by the average number of shares outstanding on the last day of the month.

     4. COVENANTS OF THE ADVISOR. In connection with purchases or sales of portfolio securities for the account of the Fund, neither the Advisor nor any officer, director or employee of the Advisor shall act as a principal. The Advisor covenants that it and its employees will comply with investment restrictions of the Fund's Bylaws applicable to them. It is understood that if an occasion should arise in which the Advisor or any of its affiliates may give any advice to its clients concerning the stock of the Fund, it will act solely as investment counsel for clients and not on behalf of the Fund.

     5. LIMITATION ON LIABILITY OF ADVISOR. The Advisor shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters to which this Restated Agreement relates, except a loss resulting from willful malfeasance, bad faith or gross negligence on the part of the Advisor in the performance of its duties or from reckless disregard by the Advisor of its obligations and duties under this Restated Agreement.

     6. DURATION AND TERMINATION OF THIS RESTATED AGREEMENT. This Restated Agreement shall remain in force for one year from the date hereof, and may be continued from year to year thereafter if approved annually by a vote of a majority of the Fund's shareholders or by its directors and in either case a vote of a majority of the directors who are not parties to this Restated Agreement or interested persons of any such party cast in person at a meeting called for the purpose of voting on such approval.

          This Restated Agreement may be terminated at any time without the payment of any penalty by vote of the Board of Directors of the Fund or by vote of a majority of the outstanding shares of the Fund, or by the Advisor, on sixty
(60) days' written notice to the other party.

          This Restated Agreement shall automatically terminate in the event of its assignment. The Advisor shall notify the Fund of any change in the officers or directors of the Advisor within a reasonable time after the change. The terms "assignment," "vote of a majority of the outstanding voting securities" and "interested persons," when used herein, shall have the meanings specified in the Act.

     7. AMENDMENTS TO THIS RESTATED AGREEMENT. No amendment to this Restated Agreement shall be effective until approved by vote of a majority of the outstanding voting securities of the Fund as determined in accordance with the Act.

          IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the day and year first written above.

                         COLUMBIA SPECIAL FUND, INC.



                         By _____________________________
                               John A. Kemp, President


                         COLUMBIA FUNDS MANAGEMENT COMPANY



                         By _____________________________
                               James F. Rippey, President